**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON DC 20549**



# FORM 6-K

**Report of Foreign Issuer**

**Pursuant to rule 13a-16 or 15d-16 of**

**the Securities Exchange Act of 1934**

File No. 0-17140

For the month of June 2002

Tomkins PLC
(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...✓..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......No...✓....

Exhibit List

Notification of Major Interests in Shares dated June 25, 2002.

Notification of Major Interests in Shares dated June 25, 2002.

Notification of Major Interests in Shares dated June 26, 2002.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: Tomkins PLC
(Registrant)

Date 4 July 2002

By: [signature]
Name: DENISE PATRICIA BURTON
Title: DEPUTY COMPANY SECRETARY

Schedule10 - Notification of Major Interests in Shares

Number of reports in announcement:
1

Company Name:
Tomkins PLC

Full Issuer Name:
Tomkins PLC

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:

Contact Name:
Denise Burton

Tel. No:
020-8871-4544

Announcement Given To Third Parties:

Amendment:
No

Headline:
Holding in company

Schedule 10 - Notification of Major Interests in Shares

1 Name of company:
Tomkins PLC

2 Name of shareholder having a major interest:
Barclays PLC

3 Please state whether notification indicates that it is in respect of holding

Checked
DW
25/6/02

of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
As 2 above ✓

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:
See additional information ✓

5 Number of shares/amount of stock acquired:
Not notified ✓(see additional info.) ✓

6 Percentage of issued class:
Not notified ✓

7 Number of shares/amount of stock disposed:
Not applicable ✓

8 Percentage of issued class:
Not applicable ✓

9 Class of security:
Ordinary shares of 5p each ✓

10 Date of transaction:
Not notified ✓

11 Date company informed:
24 June 2002 ✓

12 Total holding following this notification:
23,198,164 ✓

13 Total percentage holding of issued class following this notification:
3.00480% ✓

14 Contact name for queries:
Denise Burton ✓

15 Contact telephone number:
020-8871-4544 ✓

16 Name of company official responsible for making notification:
Denise Burton ✓
Deputy Company Secretary ✓

17 Date of notification:
25 June 2002 ✓

DW

5

Additional Information:

4. Registered Holders:-

| | |
|---|---|
| Twenty Nine Gracechurch Street Nominees Limited (A/c des.581610) | 215,666 |
| Twenty Nine Gracechurch Street Nominees Limited (A/c des.583996) | 310,676 |
| Chase Nominees Limited (A/c des.18408) | 106,017 |
| Chase Nominees Limited (A/c des.20947) | 6,479,709 |
| Barclays Capital Securities Limited | 17,492 |
| Barclayshare Nominees Limited | 2,256 |
| Chase Nominees Limited (A/c des.16530) | 1,621,119 |
| Barclays Trust Co As Exec | 493 |
| Barclays Trust Co As Exec | 4,125 |
| Barclays Trust Co DMC69 | 92,163 |
| Barclays Trust Co E99 | 205 |
| Barclays Trust Co R69 | 215,127 |
| Barclays Trust Co & Hannah | 4,170 |
| Barclays Trust Co & Tustain JP | 8,000 |
| Unknown | 42,880 |
| Unknown | 77,430 |
| Chase Nominees Limited (A/c des. 16344) | 108,430 |
| Chase Nominees Limited (A/c des. 16345) | 214,678 |
| Chase Nominees Limited (A/c des. 16331) | 272,054 |
| Chase Nominees Limited (A/c des. 16341) | 488,473 |
| Chase Nominees Limited (A/c des. 16341) | 687,069 |
| Chase Nominees Limited | 42,296 |
| Chase Nominees Limited (A/c des. 16342) | 61,145 |
| Chase Nominees Limited (A/c des. 16400) | 7,434,389 |
| Chase Nominees Limited (A/c des. 16376) | 180,074 |
| Unknown | 11,332 |
| Clydesdale Nominees HGB0125 (A/c des. 21406) | 3,625 |
| Clydesdale Nominees HGB0125 (A/c des. 594635) | 26,000 |
| Clydesdale Nominees HGB0125 (A/c des. 594643) | 26,000 |
| Clydesdale Nominees HGB0225 (A/c des. 27617) | 3,000 |
| Barclays Trust Co | 688 |
| Unknown | 9,478 |
| Unknown | 6,397 |
| Chase Manhattan Bank London | 941,579 |
| Twenty Nine Gracechurch Street Nominees Limited (A/c des.536747) | 336,529 |
| Twenty Nine Gracechurch Street Nominees Limited (A/c des.540186) | 74,444 |
| Twenty Nine Gracechurch Street Nominees Limited (A/c des.551036) | 78,137 |
| Twenty Nine Gracechurch Street Nominees Limited (A/c des.552942) | 325,121 |
| Twenty Nine Gracechurch Street Nominees Limited (A/c des.573039) | 142,560 |
| Twenty Nine Gracechurch Street Nominees Limited (A/c des.584069) | 162,063 |
| Unknown | 9,184 |
| Unknown | 2,437 |
| Unknown | 5,926 |
| Swan Nominees Limited | 92,446 |
| Zeban Nominees Limited | 255,082 |
| TOTAL | 23,198,164 |

5. The notification is in respect of the shareholder's notifiable interest increasing to greater than 3%.

6

Schedule10 - Notification of Major Interests in Shares

Number of reports in announcement:
1 ✓

Company Name:
Tomkins PLC ✓

Full Issuer Name:
Tomkins PLC ✓

AVS Security Number:
Unknown ✓

Release Date:
IMMEDIATELY ✓

Release Time:
IMMEDIATELY ✓

Embargo Details:

Telephone Confirmation of Release Required:

Contact Name:
Denise Burton ✓

Tel. No:
020-8871-4544 ✓

Announcement Given To Third Parties:

Amendment:
No ✓

Headline:
Holding in company ✓

Schedule 10 - Notification of Major Interests in Shares

1 Name of company:
Tomkins PLC ✓

2 Name of shareholder having a major interest:
Brandes Investment Partners, L.P. ✓

3 Please state whether notification indicates that it is in respect of holding

Checked
DCV

25/6/02

7

of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
As 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:
Not notified

5 Number of shares/amount of stock acquired:
Not applicable

6 Percentage of issued class:
Not applicable

7 Number of shares/amount of stock disposed:
Not notified (see additional info.)

8 Percentage of issued class:
Not notified

9 Class of security:
Ordinary shares of 5p each

10 Date of transaction:
Not notified

11 Date company informed:
24 June 2002

12 Total holding following this notification:
26,786,642 (see additional information)

13 Total percentage holding of issued class following this notification:
3.469604

14 Contact name for queries:
Denise Burton

15 Contact telephone number:
020-8871-4544

16 Name of company official responsible for making notification:
Denise Burton
Deputy Company Secretary

17 Date of notification:
25 June 2002

DPV

Additional Information:

7. The notification is in respect of the shareholder's interest decreasing from greater than 4% to less than 4%.

12. 26,786,642 - held as 920,330 Ordinary shares and 6,466,578 American Depositary Receipts (each representing 4 Ordinary shares).

NNNN

9

Schedule10 - Notification of Major Interests in Shares

Number of reports in announcement:
1

Company Name:
Tomkins PLC

Full Issuer Name:
Tomkins PLC

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:

Contact Name:
Denise Burton

Tel. No:
020-8871-4544

Announcement Given To Third Parties:

Amendment:
No

Headline:
Holding in company

Schedule 10 - Notification of Major Interests in Shares

1 Name of company:
Tomkins PLC

2 Name of shareholder having a major interest:
Alliance Capital Management L.P.

3 Please state whether notification indicates that it is in respect of holding

On RH 26/6/02

of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
As 2 above (see additional information)

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:
Not notified

5 Number of shares/amount of stock acquired:
Not applicable

6 Percentage of issued class:
Not applicable

7 Number of shares/amount of stock disposed:
Not notified (see additional info.)

8 Percentage of issued class:
Not notified

9 Class of security:
Ordinary shares of 5p each

10 Date of transaction:
Not notified

11 Date company informed:
25 June 2002

12 Total holding following this notification:
18,362

13 Total percentage holding of issued class following this notification:
0.00238%

14 Contact name for queries:
Denise Burton

15 Contact telephone number:
020-8871-4544

16 Name of company official responsible for making notification:
Denise Burton
Deputy Company Secretary

17 Date of notification:
26 June 2002

BK

BN

11

Page: ____________________

Additional Information:

3. The notification includes all interests held by Sanford C. Bernstein & Co.,Inc., under which name previous notifications of major interests in shares were made. Sanford C. Bernstein & Co.,Inc. is now a wholly owned subsidiary of Alliance Capital.

7. The shareholder's interest has ceased to be notifiable as it has decreased to below 3%.

NNNN

12